FIRST QUARTER REPORT 2003

VITRAN
Accelerating
Forward

Vitran Corporation is a North American provider of freight services and distribution solutions to a wide variety of companies and industries. Vitran offers less-than-truckload (LTL) service throughout Canada and the United States utilizing its own infrastructure and exclusive partners. Vitran Logistics provides special distribution solutions that range from inventory consolidation to responsibility for the complete distribution function as well as highway and rail brokerage. Vitran also provides premium same-day and next-day Truckload (TL) services in the U.S. Midwest.

These services are provided by 2,700 employees and associates located at more than 100 facilities and offices in the United States and Canada. Vitran uses 5,600 pieces of equipment, including tractors, trailers, and containers, operated by 1,500 drivers and independent contractors.

IN SUMMARY, WE PROVIDE THE FOLLOWING SERVICES

•	Less-than-truckload (LTL)
•	Logistics including Brokerage
•	Truckload (TL)

REPORT TO SHAREHOLDERS

Management Discussion and Analysis

This report contains forward-looking information with respect to Vitran Corporation Inc.’s (“Vitran”) operations and future financial results. Actual results may differ from expected results for a variety of reasons including factors discussed in the Company’s Management Discussion and Analysis section of Vitran’s 2002 Annual Report.

This interim Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s March 31, 2003 first quarter financial statements and the 2002 Annual MD&A document that forms part of the Vitran 2002 Annual Report.

President’s Comment

I am pleased to report another successful quarter for Vitran. Earnings momentum continued for the Company, primarily driven by gains in our core LTL business despite continuing softness in the U.S. economy. While our Truckload business reported lower profitability compared to the prior year, results did improve versus the fourth quarter of 2002. Results at the Logistics unit reflect the costs of a new distribution centre, and future profitability will improve as business that has already been secured comes on stream.

Overview

For the sixth consecutive quarter Vitran’s consolidated earnings have improved. Revenues of $115.5 million for the 2003 first quarter increased 1.2% over the prior year quarter and income from operations of $3.1 million marked a 24.4% improvement from the 2002 first quarter. Earnings per share have increased from $0.09 per share basic in 2002 to $0.22 per share basic in 2003. The prior year quarter included a $0.05 per share basic impact of the retirement bonus that was paid to the former President and Chief Executive Officer. The increases are primarily due to improvements in the LTL segment and a reduction of consolidated interest expense.

In reviewing the current quarter’s results it is important to bear in mind the significant strengthening of the Canadian dollar during the quarter. While foreign exchange fluctuations occur every reporting period, the magnitude of the fluctuation this quarter was highly unusual. The average exchange rate for the quarter was 1.49 versus 1.59 in the first quarter last year. Since over two thirds of Vitran’s operations are US based this had a significant negative impact on results which are reported in Canadian dollars.

REPORT TO SHAREHOLDERS

Consolidated Results

Revenues for the three-month period was $115.5 million, compared to $114.2 million for the same period a year ago reflecting revenue improvements in the LTL segment offset by declines in the Logistics and Truckload segments. The stronger Canadian dollar had the effect of reducing revenue by $5.0 million or 4.3%.

Gross profit for the 2003 first quarter decreased to $15.5 million compared to $17.9 million for the first quarter of 2002. The stronger Canadian dollar had the effect of reducing gross profit by $0.6 million for the first quarter of 2003 versus 2002. The majority of the rest of the decrease was due to unusually bad weather conditions that increased costs throughout the freight operation. Increases in insurance expenses, healthcare and workers compensation costs also contributed to the reduction.

Selling, general and administrative (“SG&A”) expenses for the quarter declined from $13.2 million to $10.3 million, the lowest amount since the third quarter of 2000. The prior year expense includes the $800,000 impact of the retirement bonus that was paid to the former President and Chief Executive Officer. Foreign exchange also reduced SG&A by $0.4 million. The balance of the decline was driven by reduced costs at the US LTL segment and the Brokerage operation where management, cognizant of the gross margin pressure, aggressively cut discretionary spending.

Income from operations before depreciation expense increased by 9.7% to $5.1 million for the first quarter compared to $4.7 million for the same quarter in 2002. The 2003 figure would have been $5.3 million had the exchange rate remained constant. Depreciation expense for the first quarter was $2.0 million compared to $2.2 million for the 2002 second quarter. The consolidated operating ratio for the quarter improved to 97.3% compared to 97.8% for the same period in 2002.

Interest expense net of interest income declined from $1.4 million in the first quarter of 2002 to $0.7 million in the first quarter of 2003. The decline is attributable to a $17.3 million reduction in outstanding debt, a decline in interest rates compared to the first quarter of 2002, and reduced spreads on borrowings as a result of improved results. In addition the Company’s 8.95% fixed interest rate swap expired on January 26, 2003 and has not been renewed.

Income taxes for the quarter were $0.4 million compared to a recovery of $0.1 million in the first quarter of 2002 reflecting improved profitability.

REPORT TO SHAREHOLDERS

Net income of $2.1 million or $0.22 per share basic ($0.21 per share diluted) for the first quarter reflects significant improvement over the $0.09 per share basic and diluted that was posted in the prior year quarter. Per share basic results are based on 9,555,516 and 9,814,679 weighted average shares outstanding during the 2003 and 2002 quarters, respectively. Per share diluted results are based on 9,950,607 and 9,814,679 weighted average shares outstanding during the comparative quarters.

Segmented Results

Less-than-truckload (LTL)

The LTL segment continues to report improved quarterly results, with a 4.8% increase in revenue to $94.2 million versus $89.9 million for the comparable three-month period. Income from operations increased 7.4% to $3.8 million compared to $3.5 million for the first quarter of 2002. Revenue and Income from Operations would have been $98.1 million and $3.9 million respectively had exchange rates remained constant.

The Canadian LTL unit once again improved its results posting a 17.3 % increase in revenue, with the most notable increase coming from the national operation, which increased revenue 18.1% over the prior year quarter. In addition to increased volumes, the unit generated a 4.8% improvement in revenue per hundredweight excluding the impact of increased fuel surcharge in 2003.

Revenue at the U.S. LTL unit increased 4.5%, driven by increased tonnage and higher fuel surcharges. Severe weather conditions and the continuing soft freight environment negatively impacted operating results. Increased healthcare, wage and insurance costs also had a negative impact, but this was largely mitigated by the on-going focus on reducing costs and improving operating efficiency.

Logistics

Revenue for the Logistics segment of $9.5 million was down 17.8% for the current quarter compared to the same period in 2002. The Freight Brokerage unit posted significant declines due to the program that was implemented in the third quarter of 2002 to eliminate customers providing inadequate profitability. As well, poor weather conditions disrupted equipment availability and reduced sales volumes. Supply chain activity, however, posted a revenue increase, and as a result of an increase in demand for the unit’s service offering, a new 80,000 square foot distribution centre was opened in Canada.

REPORT TO SHAREHOLDERS

Truckload

Revenue for the Truckload segment of $11.8 million was down $1.0 million or 8.0% for the first quarter of 2003 compared to the first quarter of 2002. The stronger Canadian dollar accounted for $0.8 million of the decrease and the balance was driven by a difficult Midwestern U.S. operating environment. Income from operations of $0.1 million was down $0.4 million from the prior year first quarter but was up $0.2 million from the fourth quarter of 2002.

Liquidity and Capital Resources

Cash flow from operations for the quarter before non-cash working capital changes generated $3.7 million compared to $2.9 million in the prior year quarter. Non-cash working capital changes consumed $2.6 million for the three-month period compared to a use of $1.6 million a year ago.

As a result of the significant strengthening of the Canadian dollar, the reported value of the Corporation’s net U.S.$ denominated assets and liabilities decreased. This was reflected in the Cumulative Translation Adjustment Account that moved from an unrealized loss of $37,000 at December 31, 2002 to an unrealized loss of $3.8 million at March 31, 2003. The quarter-end cash position also declined $2.0 million due to the effect of translation adjustments, which amount is included in the Consolidated Statement of Cash Flows.

Interest bearing debt net of cash on hand of $8.1 million decreased to $45.3 million at March 31, 2003 compared to $46.6 million at December 31, 2002. Interest bearing debt, net of cash on hand as a percentage of capital of 36.1% at the end of the 2003 first quarter was in line with December 31, 2002. During the quarter the company repaid $1.7 million in long-term debt.

Capital expenditures for the first quarter amounted to $1.9 million with the majority of the purchases representing acquisition of trailing fleet coming off lease.

Management expects that the existing working capital, together with available revolving credit facilities, will be sufficient to fund the operating capital and principal debt requirements of the Company.

REPORT TO SHAREHOLDERS

Outlook

Operating conditions continue to be challenging but the Company is maintaining its focus on cost reductions and efficiencies. Ongoing gains in this area, together with recent success in attracting important new customers, are encouraging signs for the future. As well, the low interest rate environment will continue to benefit the company.

/s/ Rick e. Gaetz

Rick E. Gaetz
President and
Chief Executive Officer

Information in this news announcement relating to projected growth, improvements in productivity and future results constitutes forward- looking statements. Actual results in future periods may differ materially from the forward-looking statements because of a number of risks and uncertainties, including but not limited to economic factors, demand for the Company’s services, fuel price fluctuations, the availability of employee drivers and independent contractors, risks associated with geographic expansion, capital requirements, claims exposure and insurance costs, competition and environmental hazards. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s 2002 Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

	Three months	Three months
	ended	ended
	Mar. 31, 2003	Mar. 31, 2002

Revenue	$115,463	$114,246
Operating expenses	99,996	96,362

Gross profit	15,467	17,884
Selling, general and administrative expenses	10,341	13,213

Income from operations before depreciation	5,126	4,671
Depreciation expense	2,040	2,190

	3,086	2,481
Interest expense, net	(680)	(1,430)
Gain/(loss) on sale of fixed assets	59	(289)

	(621)	(1,719)
Income from operations before income taxes	2,465	762
Income taxes (recovery)	369	(131)

Net income	2,096	893

Retained earnings, beginning of period	$44,528	$39,204
Cost of repurchase of Class A shares in excess of book value	(253)	—
Effect of adoption of new goodwill accounting standard (note 2)	—	(4,796)

Retained earnings, end of period	$46,371	$35,301

Income per share:
Basic	$0.22	$0.09
Diluted	$0.21	$0.09
Weighted average number of shares:
Basic	9,555,516	9,814,679
Potential exercise of options	395,091	—
Diluted	9,950,607	9,814,679

See accompanying notes to consolidated financial statements

CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands of Canadian dollars)

	As at

	Mar. 31, 2003	Dec. 31, 2002

Assets
Current Assets:
Cash	$8,077	$12,624
Accounts receivable	51,936	46,748
Inventory, deposits and prepaid expenses	8,592	9,774

	68,605	69,146
Fixed assets	46,618	48,570
Future income taxes	591	236
Goodwill (note 2)	64,896	69,208

	$180,710	$187,160

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$44,623	$43,091
Income and other taxes payable	2,646	2,747
Current portion of long-term debt	12,574	11,052

	59,843	56,890
Long-term debt	40,813	48,124
Shareholders’ equity:
Capital stock	37,564	37,655
Retained earnings	46,371	44,528
Cumulative translation adjustment	(3,881)	(37)

	80,054	82,146

	$180,710	$187,160

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(In thousands of Canadian dollars)

	Three months	Three months
	ended	ended
	Mar. 31, 2003	Mar. 31, 2002

Cash provided by (used in):
Operations:
Net income	$2,096	$893
Items not involving cash from operations:
Depreciation and amortization	2,040	2,190
Future income taxes	(355)	(465)
Loss (gain) on sale of fixed assets	(59)	289

	3,722	2,907
Change in non-cash working capital components	(2,575)	(1,635)

	1,147	1,272
Investments:
Purchase of fixed assets	(1,918)	(308)
Proceeds on sale of fixed assets	253	577
Proceeds on sale of discontinued business	—	2,685

	(1,665)	2,954
Financing:
Change in revolving credit facility	—	(2,032)
Repayment of long-term debt	(1,671)	(4,069)
Issue of Class A voting shares	122	—
Repurchase of Class A voting shares	(466)	(352)

Effect of translation adjustment on cash	(2,015)	(6,453)
Effect of translation adjustment on cash	(2,014)	(85)

Increase (decrease) in cash position	(4,547)	(2,312)
Cash position, beginning of year	12,624	12,879

Cash position, end of period	$8,077	$10,567

Change in non-cash working capital components:
Accounts receivable	$(5,188)	$(3,234)
Inventory, deposits and prepaid expenses	1,182	(1,411)
Income and other taxes recoverable/payable	(101)	(1,046)
Accounts payable and accrued liabilities	1,532	4,056

	$(2,575)	$(1,635)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Canadian dollars except for per share amounts)

1     Accounting Polices

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The interim consolidated financial statements do not contain all the disclosures required by Canadian generally accepted accounting principles and should be read in conjunction with the Company’s annual consolidated financial statement included in the 2002 Annual Report.

2     Goodwill

Goodwill represent the excess of acquisition cost over the fair value of net assets of businesses acquired. Prior to January 1, 2002, goodwill was amortized over 40 years on a straight-line basis.

Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants (“CICA”) new accounting standard for goodwill and other intangible assets. The Corporation no longer amortizes goodwill but annually compares the fair value of its reporting units to the carrying value to determine if an impairment loss has occurred. Any transitional impairment would be recognized as an effect of a change in accounting policy and would be charged to opening retained earnings as of January 1, 2002.

As at June 30, 2002, the Corporation completed its initial goodwill impairment test and concluded that an impairment existed. As at September 30, 2002 the amount of charge was quantified and recognized as an effect of a change in accounting policy and charged to opening retained earnings as of January 1, 2002. Charges of $1.3 million and $3.5 million, respectively, were recorded in the Freight Brokerage and the Truckload reporting units to adjust the carrying value of goodwill for each reporting unit to its implied fair value. Such amount has been reflected as a direct charge to retained earnings effective January 1, 2002 without restatement of prior period figures.

3     Stock Option Plan

Under the Corporation’s stock option plan, options to purchase Class A voting shares of the Corporation may be granted to key employees officers and directors of the Corporation and its affiliates by the Board of Directors or by the Corporation’s Compensation Committee. There are 1,240,300 options authorized under the plan. The term of each option is 10 years and the vesting period is generally five years. The exercise price for options is the trading price of the Class A voting shares of the Corporation on The Toronto Stock Exchange on the day of the grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table outlines the impact if the compensation cost for the Corporation’s stock options was determined under the fair-value based method. The Corporation has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

	Three months	Three months
	ended	ended
	Mar. 31, 2003	Mar. 31, 2002

Options granted	nil	175,000
Net income, as reported	$2,096	$893
Pro forma net income	$2,083	$880
Pro forma basic income per share	$0.22	$0.09
Pro forma diluted income per share	$0.21	$0.09

4     Comparative Figures

Certain of the 2002 figures presented for comparative purposes have been reclassified to conform with the presentation adopted for 2003.

5     Segmented Information

	Less-than-				Corporate	Consolidated
Three months ended March 31, 2003	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$94,219	$9,476	$11,768	$115,463	$—	$115,463
Operating, selling, general & administrative expenses	88,658	9,294	11,481	109,433	904	110,337
Depreciation	1,770	78	174	2,022	18	2,040

Income (loss) from operations	$3,791	$104	$113	$4,008	$(922)	3,086
Interest expense, net						(680)
Gain (loss) on sale of fixed assets						59
Income taxes						369

Net income						$2,096

	Less-than-				Corporate	Consolidated
Three months ended March 31, 2002	truckload	Logistics	Truckload	Total	office & other	totals

Revenue	$89,927	$11,523	$12,796	$114,246	$—	$114,246
Operating, selling, general & administrative expenses	84,456	11,253	12,187	107,896	1,679	109,575
Depreciation	1,941	84	149	2,174	16	2,190

Income (loss) from operations	$3,530	$186	$460	$4,176	$(1,695)	2,481
Interest expense, net						(1,430)
Gain (loss) on sale of fixed assets						(289)
Income taxes						(131)

Net income						$893

CORPORATE DIRECTORY

Directors

Carl J. Cook
Decisions Inc. L.L.C.

G. Mark Curry
President
Revmar Inc.

Rick E. Gaetz
President & Chief Executive Officer
Vitran Corporation Inc.

Albert Gnat, Q.C.
Senior Partner
Lang Michener

Anthony F. Griffiths
Independent Consultant
& Corporate Director

Richard D. McGraw
President
Lochan Ora Group of Companies

Graham W. Savage
Managing Director
Callisto Capital LP

Corporate Officers

Richard D. McGraw
Chairman

Albert Gnat, Q.C.
Vice Chairman

Rick E. Gaetz
President & Chief Executive Officer

Kevin A. Glass
Vice President Finance &
Chief Financial Officer

Corporate Executive Office

Vitran Corporation Inc.
185 The West Mall
Suite 701
Toronto, Ontario
Canada M5J 2M4
Tel: (416) 596-7664
Fax: (416) 596-8039

Operating Headquarters

Canadian LTL Office
Vitran Express Canada
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (416) 798-4753

Canada/United States
Logistics Office
Vitran Logistics
751 Bowes Road
Concord, Ontario
Canada L4K 5C9
Tel: (416) 798-4965
Fax: (905) 738-4140

United States LTL Office
Vitran Express Inc.
6500 East 30th Street
Indianapolis, Indiana
U.S.A. 46219
Tel: (317) 803-6400
Fax: (317) 543-1230

United States Truckload Office
Frontier Transport Corporation
1560 W. Raymond Street
Indianapolis, Indiana
U.S.A. 46221
Tel: (317) 636-1641
Fax: (317) 634-0321

Stock Exchange Listings

The Toronto Stock Exchange
Stock Symbol: VTN.A
The American Stock Exchange
Stock Symbol: VVN